Filings under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Healthcare Merger Corp.

Subject Company: Healthcare Merger Corp.

SEC File No.: 001-39160

SOC Telemed July 29, 2020

Corporate Speakers:

•	Steve Shulman; Healthcare Merger Corp.; CEO
•	Paul Ricci; SOC Telemed; Chairman and CEO
•	John Kalix; SOC Telemed; President
•	Hai Tran; SOC Telemed; CFO and COO

PRESENTATION

Forward-Looking Statements

Please note, today’s press release and presentation as well as the Form 8-K containing the merger agreement can be found at the website of the U.S. Securities and Exchange Commission at www.sec.gov.

The discussion today may contain forward-looking statements including, but not limited to, with regard to Healthcare Merger Corp.’s (“HCMC”) and Specialists on Call, Inc.’s (“SOC”) expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions, and they are not guarantees of performance. You should not put undue reliance on these statements. You should understand that such forward-looking statements involve risks and uncertainties, including the items discussed under the risk factors in HCMC’s final IPO prospectus, as such factors may be updated from time to time in HCMC’s filings with the SEC which are available on the SEC website, may cause actual results or performance to differ materially from those indicated by such statements. HCMC and SOC are under no obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.

Today’s remarks also refer to certain non-GAAP financial measures. Definitions of these non-GAAP financial measures are available in the appendix to the investor presentation. Please refer to the disclaimers found on slides 1 and 2 of the investor presentation for additional information.

Steve Shulman

Good day, everyone. This is Steve Shulman and I’m delighted to welcome you to the SOC Telemed Healthcare Merger Corp. investor presentation. We are delighted to announce the completion of a PIPE in which we raised $165 million dollars and the merger of Healthcare Merger Corp., the SPAC, and SOC Telemed and we’ll walk you through some of the details behind that.

If I can bring you to page three, I’d first like to introduce the team. As I said, this is Steve Shulman. I’ve got 45 plus years in healthcare, 15 years in corporate America working for Kaiser and Cigna. In the mid ‘80s, I went and raised $20 million to start my own company called Value Health, which we brought on the New York Stock Exchange and sold it to HCA for over $2 billion.

I’ve done turn arounds and workouts. I was the Chairman and CEO of Prudential Healthcare, the Chairman of HMA, the third largest hospital firm. For the last 20 years, I’ve been investing and working with hedge funds and private equity investors in companies. I’m delighted to introduce the SOC team and I’m going to ask Paul Ricci to do that. So, Paul.

Paul Ricci

Thank you. This is Paul Ricci and I’m the Chairman and CEO of SOC Telemed. I joined as chairman in January of this year and joined as CEO in April at the request of the board in part to prepare for this transaction and to develop the growth agenda for the company. Prior to SOC, I was the Chairman and CEO of Nuance Communications for 20 years. In the time at Nuance, we grew the company from being a small software publisher to being a $2 billion leader in conversational speech and artificial intelligence.

Also with us today is John Kalix who is the President of SOC having just joined this week. John came to us from North American Anesthesia Partners where he was the EVP and Chief Operating Officer. And prior to that John had a career at General Electric Healthcare where he was the head of North American Operations for a number of their businesses.

Hai Tran is also with us today. Hai is the CFO and COO. He joined SOC in 2015 and is one of the architects of the company that we’re talking about today. Prior to that, Hai had CFO positions both public and private in a number of healthcare organizations.

Back to you, Steve.

Steve Shulman

Thank you, Paul. If I can bring your attention to page four, I’d like to walk you through the investment criteria that the SPAC used to make this investment. Hopefully they’ll be the same drivers that are important and compelling to you. But before I do that, let me explain who SOC serves and how we, the SPAC, got here.

Background on SOC is the following. They are a technology enabled service in the telemedicine space. They connect physicians to patients in the high acuity setting. I want to compare and contrast what they’re not. Most people think of telemedicine and they think of Teladoc or Amwell. They are at the opposite end of the healthcare spectrum. They are in the high volume, low acuity, low unit cost space of the market dealing with primary care issues, bumps and bruises and other issues.

We are selling to hospitals. We’re a B2B play, not a B2C play. Our customers are predominantly hospitals and large physician groups. And what we are focused on is more of how do we provide virtualization and technology to the emergency room department and the value proposition to hospitals as we retain high value procedures they might not otherwise be able to staff. Or we avoid costly backlogs so we get patients through the emergency room on issues that they want to move them to other facilities.

We raised $250 million at the SPAC in December. We’ve been very busy since December. We’ve met with over 50 companies and management and owners of those companies, and we’re truly delighted to move forward with SOC today. We’re a combination of many factors, but the key ones are the scarcity value of a scale player, they’re clearly the leader in their space coupled with what we believe is a compelling value expectation.

The company is being valued at 9 times ’21 revenue. We think that’s compelling in light of the market dynamics that it is a 50% discount to where Teladoc is trading. Our expectations of relative growth is 40% in our financials; Teladoc is at 19%. So, we think for both of those reasons, the value in the investment are interesting.

If I can go to the investment highlights, the first area we look at is market opportunity. We believe that it couldn’t be a better market for this company right now. We’re truly at the right place at the right time. COVID has acted as an enormous accelerant to telemedicine. This company was in an early space with early adopters, it was an evangelistic sale. They were doing missionary work. They proved the technology and got early customers to adopt. What we have seen with COVID, it has really fundamentally changed the market where telemedicine is here to stay, and all healthcare leaders are really looking at their opportunity to leverage telemedicine. We see CMS continues to, as of today, relax regulatory requirements in terms of reimbursement for telemedicine visits and payers are reimbursing a comparable rate to physical.

We think this is a scale differentiated acute care telemedicine platform. It’s clearly the market leader, which is very important to us, in the high acuity area. It is extraordinarily differentiated based on its software, the configurability of that software. A panel of consultation experts in a network of scarce specialists that predominately we own and we think that’s a real significant barrier to entry in the future.

We believe that growth is important at a company at this early stage. As I said, the timing is fantastic but we also believe there’s two ways for a company to grow organically and through acquisitions on the organic side. If there’s an upsell opportunity where we have proof of concept in one hospital in a multi-site hospital system, we can virally market based off that one proof point.

We also believe there’s an opportunity to cross sell. Most of our business is in two of the three specialty areas that Paul and the team will walk you through, but we want to look at getting a greater share of wallet by cross selling where we have teleneurology and telesites. We also see an opportunity for seven additional areas that we want to focus. McKinsey recently came out with a report that over 20% of the high acuity space can be virtualized, and we’re very excited about that.

And then the second area of growth is acquisition. Paul and I and the team are disciplined buyers. We’ve done many deals over the decades. We see an opportunity to pay service multiples, not technology multiples, to acquire additional areas to expand to go deeper and wider, and we’ll spend more time talking about that.

We think this is an attractive financial profile on the fourth criteria. As I mentioned previously, the valuation we think is compelling. In addition, because of those tailwinds, we think we have great line of sight and visibility into 2020 revenue. We are positioning the company for top-line growth and maintain discipline in expanding gross margins. With that said, we’re taking the additional capital to double and double again our sales force to get the company public company ready.

And then finally, everything about healthcare in services in services is management. We think that the SOC team, coupled with the SPAC team creates an unprecedented quality team with great depth and experience selling technology enabled services to hospitals. John, Paul and I have deep rolodexes of relationships that we will leverage throughout this process.

With that as an overview, let me turn it over to Paul and the management team to walk you through some of these in more detail. Paul?

Paul Ricci

If we turn to the next page, page five, please. To begin, I’ll reiterate a couple of points that Steve has made.

The first is that COVID has lifted telemedicine on to the strategic agenda of the healthcare systems. Hospital CEOs are struggling to manage the problems of acute care capacity management, physician scarcity and cost optimization, all problems which SOC can help address.

And the second is that the prominence of telemedicine on the strategic agenda of hospitals is reflected in the activity we’re now seeing in SOC unprecedented inbound inquiries, record bookings and unsurpassed year-to-date customer implementations.

With that as a backdrop, let me tell you a little bit about SOC. I’ll reiterate a point that Steve made which is that acute medicine is our primary focus in SOC and acute medicine is very different than the direct to consumer telemedicine model you’re most likely familiar with.

SOC is the largest company in high acuity telemedicine and is differentiated by the integration of three critical elements: our proven software platform about which you’ll hear more today; our panel of consult coordination experts; and our network of scarce clinical specialists. All three of these are integrated into a seamless acute telemedicine solution.

We have on staff more than 170 scarce trained clinical specialists. We’re in almost 850 facilities including almost 550 acute care hospitals. And our customers represent a balance of urban, suburban and rural facilities, as well as large healthcare systems and independent facilities.

We’re in 19 of the 25 largest U.S. health systems including HCA, Tenet, CHS, Trinity, Prime, Baylor Scott, and White and Lifepoint and very importantly we delivered a million acute care consultations on our platform and our operating infrastructure. And the experience of these a million consultations has given us the ability to optimize the delivery of our facilitated care in high acuity settings.

We go to the next page, page six. SOC deliveries value to patients, hospitals and physician groups. For hospitals, as Steve said, we allow them to retain high value procedures such as stroke care, to avoid costly backlogs for psychiatric evaluations, and to improve patient quality of care, all while optimizing the cost of access to specialized physician resources.

For physician groups, we allow them to deploy providers more efficiently and therefore to optimize the scare and expensive clinical capital resources in their organizations. And for patients, we ensure access for scarce clinical specialists, for rapid intervention, to address acute procedures.

If we go to the next page, page seven, I'd like to make the point that we have access to a large addressable market.

If we look at the addressable market for our current core specialties in neurology, psychiatry, and ICU, and simply look at the average utilization of those specialties today in our hospitals, and apply that to the 6,000 acute hospitals across the U.S., we get about a $2.8 billion market opportunity. If we then extend our market opportunity to include seven adjacent specialties, all of which are high targets for telemedicine delivery in acute settings, we get about an $8.9 billion opportunity.

The availability of this opportunity is backed up by various studies, which show that the likelihood of health systems spending more money on acute care telemedicine in the next 12 to 18 months, and the expectation that the elevated level of telehealth will continue from pre-COVID levels. I'll reference also the study that Steve mentioned; suggesting that 20% of the acute care delivery could be addressed through telemedicine in the future.

Our growth strategy at SOC is built on four pillars. If we go to page eight. The first is accelerating investments to drive new bookings. These are investments we'll talk about later today. In sales and marketing infrastructure, we've doubled our sales organization this year; we're doubling it again next year. We're backing that up with larger direct digital marketing campaigns and other operational investments to enable an accelerated level of bookings. You'll hear in a little bit about our investments in our second pillar, which are cross selling and up selling for existing clients, and the significant white space we have in that opportunity.

You'll also hear about the investments in our SaaS platform channels and the sale of our SaaS platform is an independent solution into federal channels, direct sales channels into large IDMs, and physician staffing groups as a third channel. And finally as Steve referenced, the fourth pillar of growth for us is acquisitions, both in or core space and in our adjacent space.

With that, I'll turn it over to John.

John Kalix

Thank you, Paul. If we could go to slide nine. We fully recognize the hospital space as a complex and heterogeneous environment where every department within a single hospital and actually every hospital within a larger IDM has their own unique workflows. To be successful in this environment, you have to be able to flex to stick within a hospital for a clinician's workflow. Not vice versa.

We build our processes and workflows with this in mind, and through our experiences and interactions with over a million consults to date, we're meeting that complexity. And this really does allow us to enable provider to provider and provider to patient care across very different clinical workflows and locations. And those learnings can be utilized to maximize our own SOC clinicians, health systems owned clinicians or contracted physician groups. So, a lot of flexibility as well.

We're also very device agnostic; we can run on any device, any location whether it be the client's equipment, SOC carts or in some hybrid fashion. And underpinning all this, we've built this on our proprietary owned software called Telemed IQ and I'll share some additional details on that in the coming slides.

If you go to slide 10 talking about the differentiation of where SOC plays. The value we bring is that over several years we've built the most effective platform to maximize the scarce availability of specialty clinicians.

We're actually asked frequently about our positioning with respect to Teladoc or Amwell. Both companies grew out of DTC, outpatient and urgent care businesses funded by employers and payers. We're not focused there. In fact, we rarely see Teladoc or Amwell in our core services which provide access to our specialty physician networks which is not really their focus. Instead, we more commonly compete with smaller regional participants. And we believe these firms though lack the scale and the technological resources and operational sophistication to compete with us in the longer term.

We do, however, to be transparent, compete with Amwell's Avizia and Teladoc’s InTouch in the sale of our software platform Telemed IQ.

The difference though is that we approach the architecture of our platform from a different historical platform. Both Avizia and InTouch began from a hardware-centric position with a goal to expending and integrating the capabilities of their hardware platforms.

SOC on the other hand approaches the development of its platforms with the perspective of optimizing our large physician network across numerous complex workflows, therefore configurability, modularity, and A.I.-based optimization became imperatives for us to tackle and we knew over time we would have to make these capabilities available on a local platform to serve the configurability needs of future and different customers.

If you look to slide 11, we have strong momentum with new and existing clients. To the left we can see a number of our newest customers and, in fact, we have a really nice balanced mix of historical bookings - 47% for 1H for new clients and the other part of our growth was in existing clients. And it's really a land and expand strategy.

Once we start into neurology, we're able to start understanding – our customers can understand our technology platform, how configurable it is and the quality of the product that we bring forward with the clinicians, on time, on demand when minutes truly matter in strokes and other areas.

The white space just in our core business here is tremendous. If you look at the expandability our service lines, we have a consistent history of moving from 1.4 to 1.7 offerings within a single site.

But also, when we have that initial relationship expanding to facilities over time and the ability to continue to grow in those facilities with the same customers is another area of growth and an area that we want to invest in, in the future.

On slide 12, we expect platform sales to grow more rapidly than our other business lines. In large part because of the interest of Telemed IQ, which was really heightened by the COVID crisis, as everyone is thinking and putting this at the top of the strategic agenda within the hospitals.

Implementations this year as a proportion of total company implementations are up sharply in response to this interest. Really the additional benefits that grow in the platform brings to our gross margins – you think of gross margins standpoint, Telemed IQ enjoys SaaS-like gross margins on top of revenue growth.

It’s important – Telemed IQ allows us to leverage partners, including physician groups and government system integrators. To give an example of the flexibility of the system with Telemed IQ, we recently employed Telemed IQ for the Department of Defense. We did that across 15 specialties to more than 200 sites and we were able to accomplish in under a month.

So a lot of flexibility, a lot of growth opportunity, and Hai can walk us now forward with the financials in more detail.

Hai Tran

Thank you, John. Why don’t we jump right into the financial model and examine the characteristics of our performance thus far.

So on page 13, SOC’s revenue model is recurring in nature and much like a cellphone plan. Generally, our clients had multi-year agreements whereby they pay a fixed monthly fee for a bundle of consults, regardless of whether all of those consults are utilized.

However, should our clients exceed that fixed monthly allotment, we would charge a higher per consult rate that we characterize as variable fees. In addition to the ability to participate in the adoption and utilization upside, built into our contracts are annual cost of living adjustment that is a tailwind of pricing.

The small annual pricing adjustments becomes meaningful over time as the average length of our customer relationship is currently 48 months and growing with over two thirds of our clients being with us for over four years. Beyond the high net retention we enjoy, our growth is expected to accelerate with increased bookings momentum that you can see on page 14. We are currently focused on scaling and maturing our sales, marketing, and account management functions to further accelerate growth.

In the first half of this year, we have nearly matched the bookings for the entirety of last year, and we were able to accomplish this with approximately 40% of our quota-carrying sales team just joining us since the beginning of the year, as well as new sales leadership. Our increased sales and marketing efforts have also driven pipeline growth, which is now 5.9 times our bookings target in the second half of 2020.

This gives us confidence that we are on track to achieve our full-year bookings goal of $10.9 million for a 76% growth over prior year. Additionally, as our newly on boarded sales team members come up the learning curve, we expect meaningful contributions from them beginning in the second half of this year and into next year, to further accelerate our go-to-market investments that are expected to yield an increase in our sales pipeline, in order to take advantage of the market tailwinds of telemedicine and to continue our momentum into 2022.

This booking performance bodes well for our revenue growth in 2021 and beyond. We have had some adverse impact to revenue in 2020 due to a transitory decrease in utilization related to COVID-19, as seen on page 15. One of the COVID-19 impacts has been a decline in visits earlier this year as hospitals diverted resources in preparation for an influx of COVID patients and conveyed to the local communities to come to the hospital only if necessary.

As such, utilization by services decreased initially, specifically for clinical cases that may be urgent but not critical and this impacted our variable fees, but not the fixed monthly commitment. However, with the passage of time and a better understanding of patient management as well as the differing nature and needs of our local community, we have seen utilization begin to recover at a pace that is faster than overall recovery in ED visits.

Our initial models have assumed that utilization would remain depressed through the end of July and then begin a linear recovery from August through May of 2021 whereby utilization would return to pre-COVID level. We are currently ahead of these plans so far.

Now on page 16, we will bridge our 2020 revenue through the projected 2021 revenue incorporating some of the elements we just discussed. Our current expected revenue for 2020 is $57.3 million, which we are on track to deliver given the recurring nature of our revenue and the utilization assumption. On top of that, we expect revenue growth from current clients of $14.8 million. Comprised of $9.8 million from the continued utilization rebound and the majority of the remaining amount from clients who are contracted but not yet implemented.

We also expect $7.2 million in revenue from new bookings in the remainder of this year. Which we are on track to deliver per our previous comments regarding the strength of our pipeline.

Lastly, we expect $4.7 million in revenue primarily from bookings in the first half of 2021 as we ramp up our sales teams and the accelerated investments in sales, marketing and account management.

The growth in 2021 is offset by our assumption that any potential terminations would have an impact of $3.7 million in the year. The net effect is a direct line of sight for our projection of $80.4 million in revenue for 2021 or a 40% growth over 2020.

On page 17, SOC also has multiple opportunities to expand its margins over time. In 2019 we had some meaningful unplanned utilization increases that required incentive fees to our physicians to increase hours on the schedule. Since then, we have invested in growing and developing our physician network and in doing so, we look to build sufficient capacity in advance of our projected growth so as we do see an amount of incentives. In fact, we have already meaningfully reduced our incentives and project them to be less than 30% of 2019 levels.

SOC also expects increased scale in the business to expand gross profit margins by driving increased productivity in our physician network, whereby there’s an ability to absorb that marginal consult without adding additional marginal costs in terms of hours.

Lastly, our projected growth is expected to positively impact gross profit margins, has a growth rate from higher margin offerings like our platform continues to accelerate. The company’s performing well in the year-to-date basis despite some near-term noise associated with COVID and has a strong and enduring business model in a growth industry whereby it has a differentiated position.

We believe SOC is poised to take advantage of the industry tailwind to delivery meaningful growth. With that, I will turn it back to Paul for closing remarks.

Paul Ricci

Okay, thank you, Hai. There are four points that I’d like to emphasize we’ve made in this presentation today. The first is that SOC can deliver measurable value to hospitals by retaining procedures, reducing costs and improving patient quality.

The second is that we have ample available market to us to support our growth objectives going from three specialties in our core to ten specialties in the adjacent market.

The third is that we have differentiation and are focused on acute settings, complex workflows and specialized scarce position resources.

And the fourth is that we have a clear line of sight to we achieve our 2021 financial objectives. With that, I thank you for joining us.